UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                 SEC FILE NUMBER
                                     0-22723

                                  CUSIP NUMBER
                                   89420X 10 2

(Check  One:) /X/ Form  10-K / / Form 20-F / / Form 11-K / /
 Form 10-Q / / Form N-SAR

 For Period Ended:  December 31, 2000

/ / Transition Report on Form 10-K
/ / Transition Report on Form 20-F
/ / Transition Report on Form 11-K
/ / Transition Report on Form 10-Q
/ / Transition Report on Form N-SAR
For the Transition Period Ended:
                                ------------------------

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ALL ITEMS

Full Name of Registrant:

     TRAVELPORT SYSTEMS INC.

Former Name if Applicable:

     WOLF INDUSTRIES INC.

Address of Principal Executive Office (State and Number):

     16055 FRASER HIGHWAY SUITE 205
     SURREY, BC CANADA V3S 2W9

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

/x/       (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable expense;

/x/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filled on or before April 15, 1999 being on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/ /       (c) The  accountant's  statement or other exhibit required by
Rule 12b-25(c) has been attached if applicable.

PART III

It is taking longer than expected to accurately describe the activity for the last quarter of the fiscal year and complete the audit.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Dennis Brovarone              303                 466-4092
     (Name)                    (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

     /X/  Yes   /   /  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     / / Yes   /X/ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

                                               /s/ Patrick McGowan, President
                                               ------------------------------
Date March 31, 2001                            By: Patrick McGowan